[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

For the year ended December 31, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission File Number 1 - 12777

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AZZ Inc. Employee Benefit Plan & Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AZZ Inc.
One Museum Place
3100 West 7th Street, Suite 500
Fort Worth, Texas 76107

REQUIRED INFORMATION

The AZZ Inc. Employee Benefit Plan & Trust is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the AZZ Inc. Employee Benefit Plan & Trust prepared in accordance with the financial reporting requirements of ERISA.

AZZ Inc.
Employee Benefit Plan and Trust

Financial Statements

Years Ended December 31, 2015 and December 31, 2014
with Report of Independent
Registered Public Accounting Firm

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule:
Form 5500, Schedule H, line 4i - Schedule of Assets (Held at End of Year)	11
Form 5500, Schedule H, line 4a - Schedule of Delinquent Participant Contributions	12
Signatures	13
Exhibit Index	14

NOTE:
All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
AZZ Inc. Employee Benefit Plan and Trust
Fort Worth, Texas

We have audited the accompanying statements of net assets available for benefits of the AZZ Inc. Employee Benefit Plan and Trust (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AZZ Inc. Employee Benefit Plan and Trust as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of Schedule H, Line 4i - Schedule of Assets (Held at Year) as of December 31, 2015 and Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2015 have been subjected to audit procedures in conjunction with the audit of AZZ Inc. Employee Benefit Plan and Trust’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the plan’s management.

Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information including its form and content is presented in conformity with the Depart of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEAVER AND TIDWELL, L.L.P.
Dallas, Texas
July 13, 2016

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL	WEAVER AND TIDWELL LLP CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS	12221 MERIT DRIVE, SUITE 1400, DALLAS, TX 75251 P: 972.490.1970 F: 972.702.8321

AZZ Inc. Employee Benefit Plan and Trust

Statements of Net Assets Available for Benefits

	December 31, 2015	December 31, 2014
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual funds	$90,811,450	$88,795,361
AZZ Inc. common stock	864,764	844,580
Money market fund	3,057	5,740,358
Total investments at fair value	91,679,271	95,380,299

Investments, at contract value:
SAGIC	7,053,798

Receivables:
Employer contributions	199,615	280,186
Participant contributions	380,896	328,480
Notes receivable from participants	3,768,238	4,255,639

Total receivables	4,348,749	4,864,305

Total assets	103,081,818	100,244,604

Net Assets Available for Benefits	$103,081,818	$100,244,604

See accompanying notes to financial statements.         2

AZZ Inc. Employee Benefit Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Year Ended	Year Ended
	December 31, 2015	December 31, 2014
Additions to Net Assets Attributed to:
Investment income:
Interest and dividend income	$2,349,619	$6,070,559
Net realized and unrealized loss	(1,873,211)	(800,954)
Total investment income	476,408	5,269,605

Contributions received or receivable:
Employer	4,911,375	3,617,393
Participants	8,546,367	7,460,327
Others (including rollovers)	1,201,208	472,009
Total contributions	14,658,950	11,549,729

Total additions	15,135,358	16,819,334

Deductions from Net Assets Attributed to:
Benefits paid to participants	12,168,514	12,655,282
Other fees/expenses	129,630	145,858
Total Deductions	12,298,144	12,801,140

Net increase in net assets available for benefits	2,837,214	4,018,194

Net assets available for benefits at beginning of year	100,244,604	96,226,410

Net assets available for benefits at end of year	$103,081,818	$100,244,604

See accompanying notes to financial statements.         3

AZZ Inc. Employee Benefit Plan and Trust
Notes to Financial Statements

A. Description of the Plan

The following description of the AZZ Inc. Employee Benefit Plan and Trust (the “Plan”) provides only general information. The Plan is sponsored by AZZ Inc. (the “Company”). Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its affiliates who have completed ninety days of service and attained 18 years of age.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective March 1, 2008, the Plan was amended to become a safe-harbor Qualified Automatic Contribution Arrangement (“QACA”), pursuant to Section 401(k)(13) of the Code, as added by the Pension Protection Act of 2006.

Effective August 1, 2009, the Company adopted the Mass Mutual Defined Contribution Prototype Plan and Trust and appointed State Street Trust as trustee of the trust established under the Plan. Plan assets were moved to Mass Mutual effective August 1, 2009.

Effective June 3, 2011, the trustee of the plan was changed from State Street Trust to Reliance Trust Company.

Contributions

Participants may elect to contribute from 1% to 50% of their eligible compensation, subject to Internal Revenue Service (“IRS”) limitations. The Company provides discretionary matching contributions equal to a percentage of participant contributions as determined annually by the Company’s Board of Directors.

Participants may elect to commence voluntary contributions or modify the amount of voluntary contributions made on the first day of each quarter within the Plan year.

Participants who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year may make catch-up contributions in accordance with, and subject to the limitations imposed by the Code.

Historically, the Company has contributed discretionary profit sharing amounts to the Plan as determined annually by the Company’s Board of Directors. Effective March 1, 2013 for the Company’s fiscal year ending February 28, 2014 and going forward, any profit sharing amounts authorized by the Company’s Board of Directors will be deposited in a new plan. All profit sharing amounts contributed to this plan in the past will remain in this plan and be subject to the vesting and forfeiture provisions relevant to such employer contributions as in the past.

Participant Accounts

A separate account is maintained for each participant and is credited with participant contributions, Company contributions, and actual earnings.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts are used to offset employer and matching contributions. This will be completed in the period in which the forfeiture occurs.

AZZ Inc. Employee Benefit Plan and Trust
Notes to Financial Statements (continued)

At December 31, 2014 net assets available for benefits included approximately $65,423 of unallocated forfeitures respectively. Unallocated forfeiture amounts at December 31, 2014 will be appropriately allocated during the 2015 Plan year. $251,330 of forfeiture amounts were allocated during the current period.

Investment Options

Unless specifically electing not to defer, all employees are automatically enrolled in the plan in accordance with the terms and provisions of the Safe Harbor Amendment. Participants may direct contributions to their account in a variety of investment options, which vary in degree of risk, with the exception of AZZ Inc. common stock for which participants may only hold or sell existing shares. Participants may change their investment options at any time. Investments are held by Mass Mutual, the record keeper, funding agent, and a party-in-interest. Under a trust agreement with the Company, Reliance Trust Company is the directed trustee. The Plan’s assets are invested in accordance with directions provided by the Company.

Vesting

Participant contributions to the Plan plus actual earnings or losses thereon are fully vested at all times. The participant’s share of matching contributions and profit sharing contributions and earnings and losses thereon which were contributed to the Plan prior to March 1, 2008, vest in accordance with the following schedule:

Years of Service	Vesting Percentage

Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

Effective March 1, 2008, the participants of Qualified Automatic Contribution Agreement (“QACA”) matching contributions and earnings and losses thereon vest in accordance with the Safe Harbor provisions and the following schedule:

Years of Service	Vesting Percentage

Less than 2 years	0%
2 years	100%

Participants will vest 100% upon attainment of age 65, or in the event of death or disability while employed by the Company.

Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to fifteen (15) years. The loans are secured by the balance in the participant’s account and bear interest at prime at the time of loan origination. Interest rates for loans at the end of 2015 ranged from 3.25% to 7.25%. Principal and interest are paid ratably through payroll deductions.

AZZ Inc. Employee Benefit Plan and Trust
Notes to Financial Statements (continued)

Participant Withdrawals

On termination of service, if a participant’s vested benefits are less than $1,000, the benefit is payable in a lump sum. If the vested benefit is greater than $1,000, the participant may elect to receive either a lump-sum amount or annual installments over a period not to exceed the life expectancy of the participant and the participant’s beneficiary. Prior to termination of service, a participant may elect to receive all or any portion of their accrued benefit if the participant has participated in the Plan at least five years and is 100% vested.

B. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Accounting Changes

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pensions Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (1) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts 1 and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively with early application permitted.

Management has elected to early adopt Part I and Part II. Accordingly, the amendments were retrospectively applied resulting in no significant changes. Management has elected not to early adopt Part III.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results may differ from these estimates.

Investment Valuation and Income Recognition

The investments of the Plan are stated at fair value (except the Fully Benefit Responsive Investment Contracts which are stated at contract value) as of the end of the Plan period.

Purchases and sales of securities are recorded on the trade dates. Gains or losses on sales of securities are calculated using the average cost of the securities sold. Interest income is recorded on the accrual basis.

All investments and un-invested cash were held by Mass Mutual under a trust agreement. The Plan’s investments are generally subject to market or credit risks customarily associated with debt and equity investments.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest.

AZZ Inc. Employee Benefit Plan and Trust
Notes to Financial Statements (continued)

Contributions

Participant and employer contributions are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan. The Company or the Plan pays administrative expenses of the Plan. Administrative expenses paid by the Plan are properly reflected in the accompanying statements of changes in net assets available for benefits.

Effective December 1, 2015 an unallocated ERISA Budget Account was established under the Plan to hold ERISA Budget Account credits transferred to the Plan by the Plan’s service provider in accordance with the ERISA Budget Account Agreement. For each year in which an ERISA Budget Account Agreement is in effect with a service provider, the Plan Administrator may, in its discretion direct the service provider to either pay reasonable Plan administrative expenses with the ERISA Budget Account credits or allocate the ERISA Budget Account credits among the accounts of the Participants with a balance in the Plan.

Effective January 1, 2016 Plan expense overages will be charged to the participants’ accounts and not to the Company.

Subsequent Events

The Plan evaluated all events or transactions that occurred after December 31, 2015 through July 13, 2016 the date these financial statements were available to be issued. The AZZ Profit Sharing Plan was merged into the AZZ Inc. Employee Benefit Plan and Trust effective February 16, 2016.

Effective February 1, 2016, the plan was amended to add AZZ Galvanizing - Nebraska LLC as a related and participating partner and to update the ‘service with a predecessor employer’.

Effective February 16, 2016, the plan was amended to add Power Electronics Inc. (PEI) as a related and participating partner and to update the ‘service with a predecessor employer’.

Effective January 1, 2016 an annual flat dollar fee of $40 will be collected with respect to the account of each Plan participant who is not an active employee (including but not limited to beneficiaries, alternate payees, terminated employees and retirees) and will be paid by the Participant.

C. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-tier hierarchy has been established that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels are defined as follows:

- Level 1: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the reporting date.

AZZ Inc. Employee Benefit Plan and Trust
Notes to Financial Statements (continued)

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3: Unobservable inputs that are not corroborated by market data.

A description of the methodologies used to measure the fair value of assets and liabilities follows. These methodologies were consistently applied to all assets carried as of December 31, 2015 and December 31, 2014. The methodology used to measure each major category of assets and liabilities is as follows:

- Mutual funds: Valued based on quoted market prices of the underlying assets provided by the trustee and are classified within Level 1 of the valuation hierarchy.

- Common stock: Valued at the closing price reported on the active market on which the individual securities are traded and classified within Level 1 of the valuation hierarchy.

- Money market fund: Valued based on the short-term cash component as of the measurement date and classified within Level 1 of the valuation hierarchy.

	Fair Value Measurements at December 31, 2015 Using

	Total Carrying Value as of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds	$90,811,450	$90,811,450
AZZ Stock	864,764	864,764
Money Market Fund	3,057	3,057

Total Investments at Fair Value	$91,679,271	$91,679,271

	Fair Value Measurements at December 31, 2014 Using

	Total Carrying Value as of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds	$88,795,361	$88,795,361
AZZ Stock	844,580	844,580
Money Market Fund	5,740,358	5,740,358

Total Investments at Fair Value	$95,380,299	$95,380,299

AZZ Inc. Employee Benefit Plan and Trust
Notes to Financial Statements (continued)

D. Fully Benefit- Responsive Investment Contracts

The Mass Mutual Retirement Services (MMRS) SAGIC is a market value separate account investment option with a general investment account guarantee that provides a stated rate of return and insulates participants’ accounts from daily fluctuations in the market. Under the terms of the SAGIC group annuity contract participants may direct permitted withdrawal and/or transfer transactions of all or a portion of their balance in the SAGIC investment option at Contract Value. Contract value is the relevant measure attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract Value represents contributions plus credited interest less participant withdrawals and fees.

The MMRS considers the SAGIC to be fully benefit responsive notwithstanding the market value events under SAGIC contract that limit the ability of the plan to transact at Contract Value.

The average yield earned is calculated by dividing the annual interest credited to the plant during the plan year by the average annual fair value (applicable for those plans that have been in-force with MMRS for more than one year). The average interest rate credited to participants is calculated by dividing the annual interest credited to the participants during the plan year by the average annual fair value (applicable for those plans that have been in-force with MMRS for more than one year). The average yield earned by the plan and the average interest rate credited to the participants is the same, therefore, no adjustment is needed.

Certain events may limit the ability of the Plan to transact at Contract Value. Such events include but may not be limited to the following: (1) the complete or partial termination of the Plan;(2) the establishment or activation of, or material change in any Plan investment fund, or an amendment to the Plan or a change in the administration or operation of the Plan, including the removal of a group of employees from Plan coverage as a result of the sale or liquidation of a subsidiary or a division or as a result of group layoffs or early retirement programs.

E. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

F. Income Tax Status

The plan obtained its latest determination letter on January 4, 2012, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Effective March 1, 2008, the Plan was amended to become a safe-harbor Qualified Automatic Contribution Arrangement (“QACA”), pursuant to Section 401(k)(13) of the Code, as added by the Pension Protection Act of 2006. As required by section 401(k) of the Code, the Plan provides that employees may not receive a distribution of their employee deferral contributions while actively employed by AZZ, unless they have attained age 59½, or have experienced a financial hardship.

GAAP requires Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and December 31, 2014, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) and believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

AZZ Inc. Employee Benefit Plan and Trust
Notes to Financial Statements (continued)

The Plan is subject to routine audits by taxing jurisdictions. The Internal Revenue Service initiated a review of the Plan in 2013. The review was completed in 2015, and the Company entered into a closing agreement with the Internal Revenue Service to resolve all operational issues identified during the audit. Pursuant to the closing agreement, the Company made corrective contributions (including forfeiture reallocations) to the Plan totaling $1,082,818. The closing agreement confirms that the Plan retains its qualified status for all affected years. The Plan’s management believes the Plan is no longer subject to income tax examinations for years prior to 2012.

G. Plan Amendments

Effective July 11, 2014, the plan was amended to add AZZ Galvanizing - Minneapolis as a related and participating partner and to update the ‘service with a predecessor employer’ information to include Zalk Steel and Supply Co.

Effective June 6, 2015, the plan was amended to add Hurst Texas Welded Wire LLC, AZZ Galvanizing - Kennedale LLC, AZZ Galvanizing - San Antonio LLC, AZZ Galvanizing - Big Spring LLC, AZZ Galvanizing - Kosciusko LLC and AZZ Galvanizing - Morgan City LLC as a related and participating partner and to update the ‘service with a predecessor employer’.

Effective December 1, 2015 an asset charge at an effective annual rate of 0.32% will be applied to all assets of the Plan and paid by the participant.

H. Party-In-Interest Transactions

Certain investments of the Plan include shares of common stock of AZZ Inc., the plan sponsor. Transactions in the stock qualify as party-in-interest transactions. At December 31, 2015 and 2014, the Plan held 15,020 shares and 17,399 shares, respectively, of AZZ common stock. For the years ended December 31, 2015 and December 31, 2014, the Plan recorded an investment loss on the AZZ stock of $136,504 and an investment gain of $35,088, respectively.

I. Delinquent Participant Contributions

During the year ended December 31, 2014, the Company failed to segregate certain participant contributions (salary reduction and loan repayment amounts) from its general assets within the time period as specified by DOL regulations. Failure to segregate and remit employee contributions within the specified time period is a prohibited transaction according to the provisions of ERISA and the Internal Revenue Code.

The contributions that were not segregated and remitted in a timely manner totaled $2,599,772 for the year ended December 31, 2014. In 2014, the Company remitted to the plan $2,543,314 of the delayed deferral contributions. During 2015, the Company remitted the remaining delayed deferral contributions to the plan in the amount of $56,458 plus lost earnings of $961 related to the usage of funds.

The contributions that were not segregated and remitted in a timely manner totaled $5,349,457 for the year ended December 31, 2015. In 2015, the Company remitted to the plan $5,055,968 of the delayed deferral contributions. During 2016, the Company remitted the remaining delayed deferral contributions to the plan in the amount of $293,488 plus lost earnings of $3,553 related to the usage of funds.

SUPPLEMENTARY INFORMATION
AZZ Inc.
Employee Benefit Plan and Trust
Plan 001, EIN 75-0948250

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2015

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

*	Mass Mutual	Holding Account	**	$3,057
	AmeriFunds Euro Pacific Gr Fund	Intl/Global Large Growth	**	6,659,177
	American Funds New World Fund	Emerging Market Equity Fund	**	623
	JP Morgan Growth Advantage Fund	Large Cap Growth	**	11,307,155
	Metropolitan West T1 Rtn Bd Fund	Intermediate Term Bond	**	10,857,252
	MFS Value Fund	Large Cap Value	**	8,033,664
	T. Rowe Price	Retirement 2005 Fund	**	46,098
	T. Rowe Price	Retirement 2010 Fund	**	1,362,549
	T. Rowe Price	Retirement 2015 Fund	**	2,097,901
	T. Rowe Price	Retirement 2020 Fund	**	5,185,400
	T. Rowe Price	Retirement 2025 Fund	**	7,007,711
	T. Rowe Price	Retirement 2030 Fund	**	7,812,630
	T. Rowe Price	Retirement 2035 Fund	**	4,678,821
	T. Rowe Price	Retirement 2040 Fund	**	4,394,090
	T. Rowe Price	Retirement 2045 Fund	**	3,475,460
	T. Rowe Price	Retirement 2050 Fund	**	2,518,053
	T. Rowe Price	Retirement 2055 Fund	**	1,340,842
	T. Rowe Price	Retirement 2060 Fund	**	25,335
	T. Rowe Price	Retirement Bal Fund	**	204,014
	Vanguard 500 Index Fund	Large Cap Core	**	7,308,559
	Vanguard Mid Cap Index Fund	Mid Cap Core	**	3,506,997
	Vanguard REIT Index Fund	REITS	**	55,589
	Vanguard Small Cap Index Fund	Small Cap Core	**	2,896,791
	Vanguard Total Bnd Mrkt Indx	Intermediate Term Bond	**	3,504
	Vanguard FTSE All WD Index	Int/Global Large Core	**	33,235
*	SAGIC	GIC	**	7,053,798
*	AZZ Inc.	AZZ Inc. common stock	**	864,764
	Participant Notes Receivable	Interest rates ranging from 3.25% to 7.25% maturing at various dates through 2017	—	3,768,238
				$102,501,307

*	Represents a party-in-interest to the Plan.
**	Cost omitted for participant directed investments.

SUPPLEMENTARY INFORMATION
AZZ Inc.
Employee Benefit Plan and Trust
Plan 001, EIN 75-0948250

Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2015

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
X	—	5,349,457	—	2,599,772

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AZZ Inc. Employee Benefit Plan and Trust
(Name of Plan)

DATE: July 13, 2016	By:	/s/ Matt V. Emery_________________________
Matt V. Emery
Chief Information and Human Resources Officer and Plan Administrator

EXHIBIT INDEX

23.1	Consent of Weaver and Tidwell, L.L.P. (Filed herewith)